EXHIBIT 99.5

CORDOVACANN (CSE: CDVA / OTCQB: LVRLF) PROVIDES UPDATE

ON STAR BUDS CANNABIS CO. RETAIL OPERATIONS AND EXITS

OREGON AND WASHINGTON

Star Buds Cannabis Co. Stores Continue to Show Strength in 2025

TORONTO, ONTARIO, June 30, 2025 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company is pleased to provide an update on its Star Buds Cannabis Co. retail operations in Canada, and announce its decision to wind down operations in Oregon and Washington.

Star Buds Cannabis Co. stores continued to grow through the first five months of the year and are expected to sustain growth throughout 2025. The Company’s 11 retail stores continue to gain market share and produce consistent gross margin. Star Buds Cannabis Co. is providing customers with a curated and diversified product assortment delivered by a team that is dedicated to providing exceptional customer service.

During the months of January through May 2025, the Star Buds Cannabis Co. retail chain recorded average monthly revenues of $1.2 million. The retail stores in Ontario continue to generate the vast majority of the revenue, and the average Ontario retail store in the network generated 4.5% year-over-year revenue growth during this period. This growth was despite the closure of some stores for multiple days in March due to severe weather conditions. In May, two stores in the retail network set all-time records for monthly revenues, with this being the first time any store in the network has hit a monthly revenue record since December 2024. The average monthly aggregate gross margin of the chain remained strong at 25.9% for the period of January through May 2025.

Positive revenue growth and stable gross margin trends have continued into June, and management expects these trends to continue through the remainder of the year. The upcoming summer period is historically the strongest part of the year for Star Buds Cannabis Co., and this is projected to be the case again in 2025. The strong performance of the retail platform highlights the efficiency of the current store portfolio, and management is optimistic that it can expand the retail footprint beyond the current 11 locations later this year.

With the focus on growing the retail presence in Canada and the continued lack of federal regulatory guidance on the cannabis market in the United States, the Company has decided to wind-down its operations in the markets of Oregon and Washington, and is in the process of divesting its assets in both states. Cordova plans to have limited cannabis exposure in the United States in the near-term.

“The Star Buds Cannabis Co. stores continue to perform well through the first half of 2025, and we are working hard to grow the platform organically and through accretive acquisitions in the second half of the year,” stated Taz Turner, Chairman and CEO of Cordova. “While we are disappointed to be exiting Oregon and Washington, these markets were more unpredictable and difficult to operate than our Canadian operations. This strategic focus will allow our team to concentrate on expanding the profitable retail business in Canada, which is the best use of the Company’s time and resources at this time.”

About CordovaCann Corp.

CordovaCann Corp. (CSE: CDVA / OTCQB: LVRLF) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the retail, processing and production vertical markets of the cannabis industry.

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Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this press release, other than statements of historical fact, are "forward-looking information" with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company s planned business activities, the anticipated benefits of the opening of the store and the prospect of opening additional retail stores. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law

Company Contact:

Taz Turner

Chief Executive Officer

taz@cordovacann.com

(917) 843-2169

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